UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*

U.S. Well Services, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91274U 200
(CUSIP Number)

Ross A. Oliver
Crestview Partners
590 Madison Avenue, 42nd Floor

New York, NY 10022
(212) 906-0700

Copies to:

E. Ramey Layne
Crosby Scofield
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

91274U 200

1	Name of Reporting Person Crestview Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 39,021,649(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,021,649(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,021,649(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.52%(2)
14	Type of Reporting Person PN

(1)	Consists of (i) 18,831,237 shares of Class A Common Stock and 34,036 Sponsor Transferred Shares (as discussed in Item 6) held directly by Crestview III USWS, L.P., (ii) 929,458 shares of Class A Common Stock and 1,680 Sponsor Transferred Shares held directly by Crestview III USWS TE, LLC, (iii) 1,035,715 shares of Class A Common Stock issuable upon exercise of the Initial Warrants (as discussed in Item 3) received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), (iv) 761,906 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,066,666 May 2019 Warrants and (B) 1,600,002 Additional May 2019 Warrants (as discussed in Item 3) issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3), (v) 6,976,744 shares of Class A Common Stock issuable upon exercise of the February 2022 Warrants (as discussed in Item 3) received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC in connection with the entry into the Credit Agreement Amendment (as discussed in Item 3) (together, the February 2022 Warrants with the Preferred Warrants and the Initial Warrants, the “Outstanding Warrants”), (vi) 278,518 shares of Class A Common Stock issuable upon conversion of 4,412 of the shares of Series A Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3) and (vii) 10,172,355 shares of Class A Common Stock issuable upon conversion of $45,186,976 in aggregate principal amount of the PIK Notes issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the PIK Note Purchase Agreement (as discussed in Item 3), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. All shares of Class A Common Stock reported (other than those issuable upon exercise of the February 2022 Warrants) reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)	Based on (i) 77,066,612 shares of Class A Common Stock and zero shares of Class B Common Stock issued and outstanding as of May 5, 2022, as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022, plus (ii) 8,774,365 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 278,518 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 10,172,355 shares of Class A Common Stock issuable upon conversion of $45,186,976 in aggregate principal amount of the PIK Notes. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 200

1	Name of Reporting Person Crestview III USWS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 37,186,627(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,186,627(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,186,627(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.62%(2)
14	Type of Reporting Person PN

(1)	Consists of (i) 18,831,237 shares of Class A Common Stock and 34,036 Sponsor Transferred Shares, (ii) 987,019 shares of Class A Common Stock issuable upon exercise of the Initial Warrants, (iii) 726,082 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,016,515 May 2019 Warrants and (B) 1,524,771 Additional May 2019 Warrants (as discussed in Item 3), (iv) 6,648,720 shares of Class A Common Stock issuable upon exercise of 6,648,720 of the February 2022 Warrants (as discussed in Item 3), (v) 265,450 shares of Class A Common Stock issuable upon conversion of 4,205 shares of Series A Preferred Stock (as discussed in Item 3) and (vi) 9,694,083 shares of Class A Common Stock issuable upon conversion of $43,062,430 in aggregate principal amount of the PIK Notes (as discussed in Item 3). All shares of Class A Common Stock reported (other than those issuable upon exercise of the February 2022 Warrants) reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)	Based on (i) 77,066,612 shares of Class A Common Stock and zero shares of Class B Common Stock issued and outstanding as of May 5, 2022 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022, plus (ii) 8,774,365 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 278,518 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 10,172,355 shares of Class A Common Stock issuable upon conversion of $45,186,976 in aggregate principal amount of the PIK Notes. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 200

1	Name of Reporting Person Crestview III USWS TE, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,835,022(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,835,022(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,022(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.91%(2)
14	Type of Reporting Person CO

(1)	Consists of (i) 929,458 shares of Class A Common Stock and 1,680 Sponsor Transferred Shares, (ii) 48,696 shares of Class A Common Stock issuable upon exercise of the Initial Warrants, (iii) 35,824 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 50,151 May 2019 Warrants and (B) 75,231 Additional May 2019 Warrants (as discussed in Item 3), (iv) 328,024 shares of Class A Common Stock issuable upon exercise of 328,024 of the February 2022 Warrants (as discussed in Item 3), (iv) 13,068 shares of Class A Common Stock issuable upon conversion of 207 shares of Series A Preferred Stock (as discussed in Item 3) and (v) 478,272 shares of Class A Common Stock issuable upon conversion of $2,124,546 in aggregate principal amount of the PIK Notes (as discussed in Item 3). All shares of Class A Common Stock reported (other than those issuable upon exercise of the February 2022 Warrants) reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)	Based on (i) 77,066,612 shares of Class A Common Stock and zero shares of Class B Common Stock issued and outstanding as of May 5, 2022 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022, plus (ii) 8,774,365 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 278,518 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 10,172,355 shares of Class A Common Stock issuable upon conversion of $45,186,976 in aggregate principal amount of the PIK Notes (as discussed in Item 3). Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

This Amendment No. 7 to Schedule 13D (this “Statement”) amends and restates the Schedule 13D originally filed by the Reporting Persons (as defined below) on November 19, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019, as further amended by Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 12, 2019, as further amended by Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 2, 2020, as further amended by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on June 29, 2021, as further amended by Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on September 21, 2021, as further amended by Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on March 2, 2022.

Item 1.	Security and Issuer

This Statement relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock and Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) are treated as a single class for purposes of this Statement because they vote together as a single class.

The principal executive offices of the Issuer are located at 1360 Post Oak Boulevard, Suite 1800, Houston, TX 77056.

Item 2.	Identity and Background

The names of the persons filing this Statement are Crestview Partners III GP, L.P. (“Crestview GP”), Crestview III USWS, L.P. (“Crestview III LP”) and Crestview III USWS TE, LLC (“Crestview III LLC,” and together with Crestview III LP, the “Crestview Parties” and, together with Crestview GP, the “Reporting Persons” and each, a “Reporting Person”). Crestview GP and Crestview III LP are each a Delaware limited partnership. Crestview III LLC is a Delaware limited liability company. Each of the Reporting Persons is a private investment fund. Crestview GP serves as the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Decisions by Crestview GP to vote or dispose of the Class A Common Stock held by the Crestview Parties requires the approval of a majority of the seven members of its investment committee and its chairman, which is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose, Adam J. Klein and Daniel G. Kilpatrick. None of the foregoing persons has the power individually to vote or dispose of any of the Class A Common Stock held by the Crestview Parties. Each of the foregoing individuals, in his capacity as solely a member of the investment committee, disclaims beneficial ownership of all such Class A Common Stock. The address of the principal office of each of the Reporting Persons is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Crestview Parties collectively purchased 20,250,000 shares of Class A Common Stock (the “Acquired Shares”) and 7,250,000 private placement warrants with each warrant exercisable for one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, or $11.50 per whole share (the “Initial Warrants”) for aggregate consideration of $180,000,000 pursuant to the Subscription Agreement (the “Subscription Agreement”), dated July 13, 2018, by and among Matlin & Partners Acquisition Corporation (“MPAC”), Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., the Crestview Parties, and, solely for purposes of Section 12(a) therein, Crestview Partners III (TE), L.P. (“VCOC I”) and Crestview Partners III Co-Investors, L.P. (“VCOC II,” and, together with VCOC I, “Crestview VCOC”). The Initial Warrants became exercisable 30 days after the closing of the 2018 Merger Agreement (as discussed in Item 4), which closed on November 9, 2018. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

On May 24, 2019 (the “Series A Preferred Closing”), the Crestview Parties collectively purchased 20,000 shares of Series A Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), and 1,066,666 warrants exercisable as described in Item 4 below (the “May 2019 Warrants”) for aggregate consideration of $20,000,000 pursuant to the Series A Purchase Agreement dated May 23, 2019 by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “Series A Purchase Agreement”). In addition, the Series A Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 additional warrants exercisable as described in Item 4 below (the “Additional May 2019 Warrants” and, together with the May 2019 Warrants, the “Preferred Warrants”) beginning on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit. On each of March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022, in accordance with the terms of the Series A Purchase Agreement, the Issuer issued 177,778 Additional May 2019 Warrants to the Crestview Parties. The issuance on March 31, 2022 was the ninth and final of such issuances.

On April 1, 2020, the Crestview Parties collectively purchased 11,500 shares of Series B Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series B Preferred Stock”), for aggregate consideration of $11,500,000 pursuant to the Series B Purchase Agreement dated March 31, 2020 (the “Series B Purchase Agreement” and, together with the Series A Purchase Agreement, the “Stock Purchase Agreements”) by and among the Crestview Parties, the Issuer and the other purchasers party thereto. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties.

On June 24, 2021 (the “PIK Note Closing”), the Crestview Parties collectively (i) purchased $20,000,000 in aggregate principal amount of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer for aggregate consideration of $20,000,000 in cash (the “Cash PIK Notes”) and (ii) were issued $20,000,000 in aggregate principal amount of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer in exchange for the cancellation of 15,588 shares of Series A Preferred Stock (the “Exchange PIK Notes” and, together with the Cash PIK Notes, the “PIK Notes”), in each case, pursuant to the Note Purchase Agreement dated June 24, 2021 by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “PIK Note Purchase Agreement”). The source of funds for the Crestview Parties’ purchase of the Cash PIK Notes was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

On February 28, 2022, the Issuer issued to the Crestview Parties a total of 6,976,744 warrants exercisable as described in Item 4 below (the “February 2022 Warrants”) in connection with the entry by Crestview III USWS Holdings 2, L.P. (“Crestview Lender”) into, and as a condition to the effectiveness of, a Consent and Sixth Amendment to Senior Secured Term Loan Credit Agreement dated February 28, 2022 (the “Credit Agreement Amendment”) by and among U.S. Well Services, LLC, as borrower (“Borrower”), the Issuer and its other subsidiaries, as guarantors (together with Borrower, the “Loan Parties”), CLMG Corp., as administrative and collateral agent, Crestview Lender, as a lender, and certain other lenders and financial institutions party thereto, pursuant to which, among other things, on February 28, 2022, Crestview Lender made a last-out term loan to Borrower in an aggregate principal amount of $10,000,000 pursuant to the Term Loan C Facility described in Item 4 below. The source of funds for such term loan and February 2022 Warrants was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

Item 4.	Purpose of Transaction.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

On July 13, 2018, the Issuer entered into a Merger and Contribution Agreement (the “2018 Merger Agreement”), by and among the Issuer, MPAC Merger Sub LLC, USWS Holdings LLC (“USWS Holdings”), certain owners of equity interests in USWS Holdings and, solely for the purposes specified therein, the seller representative named therein. In connection with the entry into the 2018 Merger Agreement, the Issuer entered into the Subscription Agreement, pursuant to which (i) the Reporting Persons purchased the Acquired Shares and the Initial Warrants and (ii) the Issuer agreed that Crestview VCOC shall have the right to designate (x) two directors to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 14.3% of the outstanding Class A Common Stock and (y) one director to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 5% and less than 14.3% of the Class A Common Stock. Adam J. Klein, who is a Partner of each of Crestview, L.L.C. and Crestview Advisors, L.L.C., currently serves as Crestview VCOC’s designee on the Issuer’s board of directors, and in such capacity may have influence over the corporate activities of the Issuer.

Concurrently with the closing of transactions contemplated by the 2018 Merger Agreement, each of the Crestview Parties entered into the Amended and Restated Registration Rights Agreement, dated November 9, 2018 (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), (i) all or any portion of the shares of Class A Common Stock that the holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exercise or exchange of any other security therefor and (ii) the Initial Warrants.

Subject to the terms and conditions of the Certificate of Designations the Issuer filed with the Delaware Secretary of State on May 24, 2019 (the “Series A Certificate of Designations”), following the first anniversary of the Series A Preferred Closing, all or any portion of the shares of Series A Preferred Stock may be converted into Class A Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A Certificate of Designations) divided by the applicable conversion price. The ordinary conversion price of the Series A Preferred Stock is $6.67 and is subject to adjustment for stock splits, combinations, certain distributions or similar events. However, if the Issuer exercises its right to redeem the Series A Preferred Stock and funds such redemption with proceeds from an equity offering within one year of the Series A Preferred Closing, the conversion price will be the higher of the price to the public in such offering and the ordinary conversion price. As a result, the number of shares of Class A Common Stock issuable upon conversion of the shares of Series A Preferred Stock cannot be determined at this time, though the Series A Certificate of Designations provides that the shares of Series A Preferred Stock held by the Crestview Parties may not be converted into more than 4,960,000 shares of Class A Common Stock, subject to certain adjustments as provided therein.

Subject to the terms and conditions of the Series A Certificate of Designations, the Series A Preferred Stock is also subject to redemption by the Issuer at any time and may be automatically converted at the election of the Issuer if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 trading days over any 30 consecutive trading day period and (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 trading days over any 30 consecutive trading day period.

The Preferred Warrants are subject to the terms and conditions of a Warrant Agreement dated May 24, 2019 by and between the Issuer and Continental Stock Transfer & Trust Company as warrant agent (the “Preferred Warrant Agreement”). Subject to the terms and conditions of the Preferred Warrant Agreement, the Crestview Parties may acquire shares of Class A Common Stock based on an exercise price of $7.66 per share (subject to adjustments for stock splits, combinations, certain distributions or similar events) from time to time beginning with the date that is six months following the Series A Preferred Closing and for six years thereafter. The Preferred Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the ten trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the Preferred Warrants cannot be determined at this time, though in no event will the Preferred Warrants be exercisable for more than 761,906 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events).

The Series A Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 Additional May 2019 Warrants beginning on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. In accordance with the terms of the Series A Purchase Agreement, the Issuer issued 177,778 Additional May 2019 Warrants to the Crestview Parties on each of March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022. The issuance on March 31, 2022 was the ninth and final of such issuances. The Additional May 2019 Warrants are subject to the terms and conditions of the Preferred Warrant Agreement.

Concurrently with the closing of transactions contemplated by the Series A Purchase Agreement, each of the Crestview Parties entered into the Registration Rights Agreement, dated May 24, 2019 (the “Series A Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. Concurrently with the closing of the transactions contemplated by the Series B Purchase Agreement, the Crestview Parties entered into the Series B Registration Rights Agreement, dated April 1, 2020, with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto (the “Series B Registration Rights Agreement” and, together with the Series A Registration Rights Agreement, the “Preferred Registration Rights Agreements”). The Preferred Registration Rights Agreements include customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Preferred Registration Rights Agreements, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of Series A Preferred Stock, the Series B Preferred Stock or the Preferred Warrants.

On June 24, 2021, the Issuer issued and sold the PIK Notes in a private placement offering (the “PIK Note Offering”). Subject to earlier conversion or redemption in accordance with their terms, the PIK Notes will become due and payable on June 5, 2026 (the “Maturity Date”) in a number of shares of Class A Common Stock determined by dividing (i) the outstanding balance of the principal amount of the PIK Notes (together with the accrued but unpaid interest on the PIK Notes) as of the Maturity Date, by (ii) the volume-weighted average price of the Class A Common Stock for the 20 trading day period (as determined in accordance with the PIK Notes, the “Twenty-Day VWAP”) immediately preceding the Maturity Date (or in such other manner as determined pursuant to the terms of the Purchase Agreement). Subject to the terms of the PIK Notes, at any time prior to the payment in full of all outstanding principal and interest owing under the PIK Notes, the Crestview Parties party thereto may elect to convert all or a portion of such outstanding principal and interest into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (a) the amount of such outstanding aggregate principal amount plus accrued and unpaid interest through the date immediately prior to the date of conversion, by (b) the conversion price, which shall initially be $0.98 and $2.00 with respect to the Cash PIK Notes and the Exchange PIK Notes, respectively, and which may be adjusted from time to time as set forth in the PIK Notes (the “Conversion Price”). As of June 21, 2022, the Conversion Prices of the Cash PIK Notes and the Exchange PIK Notes were $3.43 and $7.00, respectively.

In addition, following the first anniversary of the PIK Note Closing, and at any time in which there are no issued and outstanding shares of Series A Preferred Stock or Series B Preferred Stock, if the Twenty-Day VWAP is greater than $2.00 for ten trading days during any twenty consecutive trading day period, then the Issuer shall have the option from time to time, to convert all or a portion of the outstanding principal and interest then owing under the PIK Notes into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) the amount of such outstanding principal and interest owing through the date immediately prior to the date of conversion, by (ii) the Conversion Price.

In the event of a Change of Control (as defined in the PIK Notes), the Issuer shall have the option to either (i) in full satisfaction of the respective PIK Notes, pay to the Crestview Party thereto in cash the amount of the outstanding principal and accrued and unpaid interest through the date immediately prior to the date of such Change of Control or (ii) convert no later than the tenth business day following such Change of Control all of the outstanding principal and interest then owing under the PIK Note into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (A) the amount of such outstanding principal and interest through the date immediately prior to the Change of Control, by (B) either (1) the Twenty-Day VWAP immediately preceding such Change of Control or (2) if the Change of Control occurs during any period in which the Class A Common Stock is not listed on any national securities exchange, then the Fair Market Value (as defined in the PIK Notes) of the Class A Common Stock as of the date of the notice of conversion.

Concurrently with the closing of transactions contemplated by the PIK Note Purchase Agreement, each of the Crestview Parties entered into the Registration Rights Agreement, dated June 24, 2021 (the “PIK Note Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The PIK Note Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the PIK Note Registration Rights

Agreement, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of the PIK Notes.

On September 14, 2021, the Issuer caused an amendment to the Certificate of Designations with respect to the Series B Preferred Stock (the “Series B Certificate of Designations Amendment”) to become effective by its filing with the Delaware Secretary of State. Among other things, the Series B Certificate of Designations Amendment provided the Issuer with a right to cause the conversion of Series B Preferred Stock into Class A Common Stock from June 24, 2021 until December 31, 2021 if the closing price of the Class A Common Stock was greater than $0.308 for twenty days during any 30 consecutive trading day period; provided that in connection with such a conversion Series B Preferred Stock shall receive an additional number of shares of Class A Common Stock equal to the aggregate amount of dividends that would have accrued if such shares were converted as of April 1, 2022 (any such conversion, the “Series B Forced Conversion,” and such additional shares of Class A Common Stock, “Additional Conversion Shares”). On September 17, 2021, the Issuer exercised its right to cause the Series B Forced Conversion under the Series B Certificate of Designations, as amended by the Series B Certificate of Designations Amendment, and, in exchange for the conversion of 41,310,550 and 2,039,329 shares of Series B Preferred Stock by Crestview III LP and Crestview III LLC, respectively, Crestview III LP and Crestview III LLC received 46,611,418 and 2,301,011 shares of Class A Common Stock, respectively, of which a total of 5,562,550 were Additional Conversion Shares.

On February 28, 2022, as a result of the Credit Agreement Amendment, the Senior Secured Term Loan Credit Agreement dated May 7, 2019 (as amended, the “Credit Agreement”) by and among the Loan Parties, CLMG Corp., as administrative and collateral agent, and certain lenders and financial institutions from time to time party thereto, was amended in order to, among other things, establish a new last-out term loan credit facility thereunder (the “Term Loan C Facility”) pursuant to which (i) Crestview Lender agreed to provide, and certain of the other lenders from time to time party to the Credit Agreement may in the future agree to provide, the Term Loan C Facility (such lenders, collectively, the “Term Loan C Lenders”) and (ii) Crestview Lender made a last-out term loan to Borrower in an aggregate principal amount of $10,000,000 on February 28, 2022. At the option of the Term Loan C Lenders, the Term Loan C Facility may from time to time be increased in an amount not to exceed $25,000,000, for a total aggregate principal amount of up to $35,000,000, subject to certain terms and conditions. On March 1, 2022, the Issuer requested an Incremental Term Loan C Facility (as defined in the Credit Agreement) in the aggregate principal amount of $11,500,000, and additional last-out term loans in an equal aggregate principal amount were made to Borrower by new Term Loan C Lenders (the “New Term Loan C Lenders”) under the Term Loan C Facility (such transactions, the “March 2022 Upsize”).

The February 2022 Warrants are subject to the terms and conditions of a Warrant Agreement dated February 28, 2022 by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “February 2022 Warrant Agreement”). Subject to the terms and conditions of the February 2022 Warrant Agreement, the Crestview Parties may acquire shares of Class A Common Stock based on an exercise price of $1.10 per share (subject to adjustments for stock splits, combinations, certain distributions or similar events) until February 28, 2028. The February 2022 Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the ten trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the February 2022 Warrants cannot be determined at this time, though in no event will the February 2022 Warrants be exercisable for more than 6,976,744 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events). On March 1, 2022, in connection with the March 2022 Upsize, the Issuer issued to the New Term Loan C Lenders a total of 1,046,511 warrants (the “March 2022 Warrants” and, together with the February 2022 Warrants, the “2022 Warrants”), which are subject to the terms and conditions of a Warrant Agreement dated March 1, 2022 by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent.

On February 28, 2022, in connection with the issuance of the February 2022 Warrants, each of the Crestview Parties entered into the Registration Rights Agreement (as amended by the Warrant RRA Amendment discussed in Item 6, the “2022 Warrant Registration Rights Agreement”) with the Issuer. The 2022 Warrant Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-

back” registration rights. Pursuant to the 2022 Warrant Registration Rights Agreements, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the exercise or exchange of the 2022 Warrants.

On June 21, 2022, the Issuer entered into an Agreement and Plan of Merger (the “2022 Merger Agreement”), by and among the Issuer, ProFrac Holding Corp., a Delaware corporation (“ProFrac”), Thunderclap Merger Sub I, Inc., a Delaware corporation and indirect subsidiary of ProFrac (“Merger Sub”), which contemplates the parties thereto effecting a series of transactions on the terms and subject to the conditions set forth in the 2022 Merger Agreement, including, among other things, the acquisition of the Issuer by ProFrac through the merger of Merger Sub with and into the Issuer (the “Merger” and, the effective time thereof, the “Effective Time”), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of ProFrac (the “Surviving Corporation”).

Under the terms of the 2022 Merger Agreement, the Issuer is obligated to take all requisite actions so that, effective as of immediately prior to the Effective Time, each holder of shares of Series A Preferred Stock issued and outstanding at such time would have the option to convert such shares into shares of Class A Common Stock pursuant to an Optional Merger Conversion (as defined below), including any actions required to cause the Series A Certificate of Designations to be amended prior to the consummation of the transactions contemplated by the 2022 Merger Agreement (the “Merger Agreement Closing”) by adoption of an amendment to the Series A Certificate of Designations in substantially the form attached as Exhibit B to the 2022 Merger Agreement (the “Series A Certificate of Designations Amendment”). The Series A Certificate of Designations Amendment, if and when duly adopted and filed with the Delaware Secretary of State, would amend the Series A Certificate of Designations (as so amended, the “Amended Series A Certificate of Designations”) to provide each holder of shares of Series A Preferred Stock with the option, exercisable by delivery of written notice to the Issuer (a “Conversion Notice”), to convert all but not less than all of such holder’s shares of Series A Preferred Stock (any such conversion, an “Optional Merger Conversion”) into shares of Class A Common Stock. Under the terms of the Amended Series A Certificate of Designations, in connection with any Optional Merger Conversion, each share of Series A Preferred Stock subject to such Optional Merger Conversion would be converted into a number of shares of Class A Common Stock (the “Optional Merger Conversion Shares”) equal to the quotient obtained by dividing (i) the then applicable liquidation preference of such share of Series A Preferred Stock (as determined in accordance with the Amended Series A Certificate of Designations), by (ii) an amount initially equal to 1.22, subject from time to time to certain adjustments (such amount, the “Merger Conversion Price”). Pursuant to the Voting Agreement (as discussed in Item 6), the Reporting Persons and other VA Stockholders have agreed that, immediately following effectiveness of the Series A Certificate of Designations Amendment, they will deliver Conversion Notices exercising their option under the Amended Series A Certificate of Designations to convert any and all shares of Series A Preferred Stock they hold at such time pursuant to Optional Merger Conversions.

In addition to the obligations of the Issuer described above, under the 2022 Merger Agreement, the Issuer has also agreed to take all requisite actions so that, effective as of immediately prior to the Effective Time, any shares of Series A Preferred Stock issued and outstanding at such time with respect to which the holder has not exercised its option to convert such shares pursuant to an Optional Merger Conversion (any such shares, “Unexercised Series A Shares”) would be automatically converted into shares of Class A Common Stock in accordance with Section 8(b) of the Amended Series A Certificate of Designations (any such conversion, a “CoC Forced Conversion”). Under the terms of the Amended Series A Certificate of Designations, in connection with any CoC Forced Conversion, each Unexercised Series A Share subject to such CoC Forced Conversion would be converted into a number of shares of Class A Common Stock (the “CoC Forced Conversion Shares”) equal to the CoC Related Conversion Ratio (as defined in the Series A Certificate of Designations).

Under the terms of the 2022 Merger Agreement, the Issuer also agreed to cause the PIK Notes to be amended by execution of amendments thereto substantially in the form attached as Exhibit A to the 2022 Merger Agreement (the “PIK Note Amendments”). On June 21, 2022, each of the PIK Note Amendments was executed by the Issuer and the respective payees of the PIK Notes and became effective, including PIK Note Amendments with respect to the PIK Notes held by each of the Crestview Parties. The PIK Note Amendments amended the terms of the PIK Notes (as so amended, the “Amended PIK Notes”) in order to provide for, among other things, the conversion by the Issuer, pursuant to the terms of the 2022 Merger Agreement and as of immediately prior to the Effective Time (any such conversion, a “Note Merger Conversion”), of all of the outstanding principal and interest then owing under each PIK Note into a number of shares of Class A Common Stock (the “Note Merger Conversion Shares”) equal to the quotient obtained by dividing (i) the amount of such outstanding principal and interest owing through the date immediately prior to the date of conversion, by (ii) the Merger Conversion Price.

In accordance with the 2022 Merger Agreement, the Issuer has agreed to hold a special meeting of the holders of Class A Common Stock (such meeting, including any adjournment or postponement thereof, the “Stockholders’ Meeting”) for the purpose of obtaining requisite approvals of such holders with respect to proposals to approve (i) the 2022 Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) the issuance of the Optional Merger Conversion Shares in accordance with the 2022 Merger Agreement and the Amended Series A Certificate of Designations, such approval to be made under listing rules of the Nasdaq Global Select Market (“Nasdaq”) and without regard to any share caps or other limitations set forth in the Amended Series A Certificate of Designations (any such approval, the “Optional Merger Conversion Approval”), (iii) the issuance of the Note Merger Conversion Shares in accordance with the 2022 Merger Agreement and the Amended PIK Notes, such approval to be made under Nasdaq listing rules and without regard to any share caps or other limitations set forth in the PIK Notes (any such approval, the “Note Merger Conversion Approval”) and (iv) the Series A Certificate of Designations Amendment. Consummation of the Optional Merger Conversions and the Note Merger Conversions (including the issuance of shares of Class A Common Stock in respect thereof) is subject to receipt at the Stockholders’ Meeting of the Optional Merger Conversion Approval and the Note Merger Conversion Approval, respectively. The affirmative votes of the holders of shares of Class A Common Stock required under the 2022 Merger Agreement with respect to all of such proposals is referred to in this Statement as the “Company Stockholder Approval.”

Under the terms of the 2022 Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any securities of the Issuer or Merger Sub, (i) all shares of Class A Common Stock that are owned, directly or indirectly, by ProFrac, the Issuer (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to such time would be automatically cancelled and retired and would cease to exist and no consideration would be delivered in exchange therefor (such shares, the “Cancelled Merger Shares”); (ii) each share of Class A Common Stock issued and outstanding immediately prior to such time (other than the Cancelled Merger Shares) would be converted automatically into the right to receive consideration (the “Merger Consideration”) of 0.0561 (the “Exchange Ratio”) of a share of Class A common stock of ProFrac, par value $0.01 per share (the “ProFrac Stock”), including (A) the Optional Merger Conversion Shares, (B) the CoC Forced Conversion Shares, (C) the Note Merger Conversion Shares and (D) and shares of Class A Common Stock paid to the holder of a vested Company Equity Award (as defined in the 2022 Merger Agreement) immediately prior to the Effective Time in accordance the 2022 Merger Agreement; (iii) all shares of Class A Common Stock subject to the conversion described in the foregoing clause (ii) would cease to be outstanding and automatically be cancelled and ceased to exist, and each holder thereof would cease to have any rights with respect thereto other than the right to receive to the Merger Consideration, subject to certain exceptions; and (iv) each share of capital stock of Merger Sub issued and outstanding at such time would be converted into one share of common stock of the Surviving Corporation.

Under the terms described in the Side Letter (as discussed in Item 6), the Merger Consideration received by the Crestview Parties upon conversion of the Sponsor Transferred Shares in connection with the Merger Agreement Closing (the “Sponsor Share Consideration”) shall be held in escrow for the benefit of the Crestview Parties by the Surviving Corporation, in its capacity as successor to MPAC, until such time as the value of the Sponsor Share Consideration is determined by the Surviving Corporation to equal or exceed the requisite amount specified in the Side Letter in order for the Sponsor Share Consideration to be released from escrow in its entirety to the Crestview Parties.

On June 21, 2022, concurrently with the execution and delivery of the 2022 Merger Agreement, the Crestview Parties entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement), by and among ProFrac, the Crestview Parties and the other holders of 2022 Warrants, pursuant to which, among other things, the Crestview Parties and such other holders agreed to sell all of their 2022 Warrants to ProFrac for an aggregate purchase price of $2,635,559.82 in cash, on the terms and subject to the conditions set forth in the Warrant Purchase Agreement (the “Warrant Purchase”). The closing of the Warrant Purchase (i) is conditioned upon the consummation of the Merger in accordance with the 2022 Merger Agreement and (ii) would be deemed to occur as of immediately prior to the Effective Time. The 2022 Merger Agreement contemplates that, at the Effective Time, all of the 2022 Warrants issued and outstanding immediately prior to such time (which would be held by ProFrac pursuant to the Warrant

Purchase) would be automatically cancelled and cease to exist and no consideration would be delivered in exchange therefor.

Under the terms of the 2022 Merger Agreement, at the Effective Time, each warrant of the Issuer (other than the 2022 Warrants) issued and outstanding immediately prior to the Effective Time (the “Rollover Warrants”), including each Initial Warrant and Preferred Warrant held by the Crestview Parties at such time, would be cancelled and converted into the right to receive a warrant (the “ProFrac Warrants”) to purchase a number of shares of ProFrac Stock (the “ProFrac Warrant Entitlement Shares”) equal to (i) the number of shares of Class A Common Stock underlying such Rollover Warrant (the “Rollover Warrant Entitlement Shares”), multiplied by (ii) the Exchange Ratio. The 2022 Merger Agreement provides that each ProFrac Warrant so received in respect of any Rollover Warrant would be exercisable at an exercise price per ProFrac Warrant Entitlement Share equal to (A) the exercise price per Rollover Warrant Entitlement Share under such Rollover Warrant, divided by (B) the Exchange Ratio.

The 2022 Merger Agreement contains customary representations and warranties from the parties thereto, and each such party has agreed to customary covenants, including, among others, (i) covenants relating to the conduct of business of each party between execution of the 2022 Merger Agreement and the Merger Agreement Closing and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated. Consummation of the Merger is subject to certain customary conditions, including, among others, (A) receipt of the Company Stockholder Approval, (B) there being no law, order, writ, decree, injunction, judgment, settlement or stipulation prohibiting or making illegal the consummation of the transactions contemplated by 2022 Merger Agreement; (C) satisfaction of specified standards with respect to the accuracy of representations and warranties made under the 2022 Merger Agreement; and (D) the parties having complied in all material respects with their respective covenants and obligations under the 2022 Merger Agreement. The 2022 Merger Agreement also provides ProFrac and the Issuer with certain customary rights with respect to specific performance and termination and that, upon the termination of the 2022 Merger Agreement under certain circumstances, the Issuer will be obligated to pay ProFrac a termination fee equal to $8,000,000.

The parties to the 2022 Merger Agreement anticipate the Merger Agreement Closing will occur in the fourth quarter of the 2022 calendar year, pending the satisfaction closing conditions. If the Merger Agreement Closing occurs, the Issuer will become an indirect wholly owned subsidiary of ProFrac and will no longer be listed or trade on the Nasdaq or any other national securities exchange.

The foregoing descriptions of the 2018 Merger Agreement, the Registration Rights Agreement, the Stock Purchase Agreements, the Series A Certificate of Designations, the Preferred Warrant Agreement, the Preferred Registration Rights Agreements, the PIK Note Purchase Agreement, the PIK Note Registration Rights Agreement, the Credit Agreement Amendment, the 2022 Warrant Agreement, the 2022 Warrant Registration Rights Agreement, the 2022 Merger Agreement, the Series A Certificate of Designations Amendment, the PIK Note Amendments and the Warrant Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 2, 4, 6, 7, 8, 9, 11, 12, 13, 15, 21, 22, 23, 25, 26, 27 and 28, respectively, in Item 7 of this Statement and are incorporated herein by reference.

The Reporting Persons acquired the securities covered by this Statement for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with the Issuer’s management and board of directors about a broad range of operational and strategic matters and may communicate with other stockholders or third parties regarding the foregoing. The Reporting Persons may formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a business combination, acquisition, sale of the Issuer or a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The below table sets forth the number of shares of Class A Common Stock directly and beneficially owned by each of the Reporting Persons. The shares directly owned by the Crestview Parties are deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. Neither Crestview III LP nor Crestview III LLC have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons. All shares of Class A Common Stock reported (other than those issuable upon exercise of the February 2022 Warrants) reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

Reporting Persons	Class A Common Stock Owned Directly	Aggregate Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned (2)
Crestview Partners III GP, L.P.	0	39,021,649	40.52%
Crestview III USWS, L.P.	18,865,273	37,186,627	38.62%
Crestview III USWS TE, LLC	931,138	1,835,022	1.91%

________________

(1)	Consists of (i) 18,831,237 shares of Class A Common Stock and 34,036 Sponsor Transferred Shares held directly by Crestview III USWS, L.P., (ii) 929,458 shares of Class A Common Stock and 1,680 Sponsor Transferred Shares held directly by Crestview III USWS TE, LLC, (iii) 1,035,715 shares of Class A Common Stock issuable upon exercise of the Initial Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), (iv) 761,906 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,066,666 May 2019 Warrants and (B) 1,600,002 Additional May 2019 Warrants (as discussed in Item 3) issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement, (v) 6,976,744 shares of Class A Common Stock issuable upon exercise of the February 2022 Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC in connection with the entry into the Credit Agreement Amendment (as discussed in Item 3), (vi) 278,518 shares of Class A Common Stock issuable upon conversion of 4,412 of the shares of Series A Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3) and (vii) 10,172,355 shares of Class A Common Stock issuable upon conversion of $45,186,976 in aggregate principal amount of the PIK Notes issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the PIK Note Purchase Agreement (as discussed in Item 3), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner.

(2)	Based on (i) 77,066,612 shares of Class A Common Stock and zero shares of Class B Common Stock issued and outstanding as of May 5, 2022 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022, plus (ii) 8,774,365 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 278,518 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 10,172,355 shares of Class A Common Stock issuable upon conversion of $45,186,976 in aggregate principal amount of the PIK Notes (as discussed in Item 3). Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

By virtue of the arrangements of the Reporting Persons with the other VA Stockholders under the Voting Agreement (as discussed in Item 6), the Reporting Persons may be deemed to be members of a “group” with the other VA Stockholders. The Reporting Persons expressly disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by any of the other VA Stockholders, and the numbers of shares reported in the cover pages of this Statement as shared voting power do not include any shares of Class A Common Stock beneficially owned by any of the other VA Stockholders. As of the date of this Statement, the Reporting Persons beneficially own 39,021,649 shares of Class A Common Stock in the aggregate, and, to the knowledge of the

Reporting Persons, the other VA Stockholders may be deemed to beneficially own 23,456,505 shares of Class A Common Stock in the aggregate, comprised of (i) 14,240,195 aggregate shares of Class A Common Stock held of record by the other VA Stockholders, (ii) 1,046,511 shares of Class A Common Stock issuable upon exercise of the 1,046,511 aggregate 2022 Warrants held of record by the other VA Stockholders and (iii) 8,169,799 aggregate shares of Class A Common Stock issuable upon conversion of the $6,129,253 in aggregate principal amount of the PIK Notes held of record by the other VA Stockholders. Consequently, if any group were deemed to have been formed by the Reporting Persons and the other VA Stockholders, such group may be deemed to beneficially own 85,470,111 shares of Class A Common Stock in the aggregate, representing approximately 74.80% of the Issuer’s outstanding shares of Class A Common Stock (calculated on the basis of an assumed combined total of 114,259,922 shares of Class A Common Stock outstanding, (A) consisting of 77,066,612 shares of Class A Common Stock and zero shares of Class B Common Stock issued and outstanding as of May 5, 2022, as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022, and (B) assuming that (1) all of the Outstanding Warrants held of record by the Reporting Persons were exercised for 8,774,365 shares of Class A Common Stock in the aggregate, (2) all 1,046,511 of the 2022 Warrants held of record by the other VA Stockholders were exercised for 1,046,511 shares of Class A Common Stock in the aggregate, (3) all 4,412 shares of Series A Preferred Stock held of record by the Reporting Persons were converted into 278,518 shares of Class A Common Stock in the aggregate, (4) all $45,186,976 in aggregate principal amount of the PIK Notes held of record by the Reporting Persons was converted into 10,172,355 shares of Class A Common Stock in the aggregate and (5) all $6,129,253 in aggregate principal amount of the PIK Notes held of record by the other VA Stockholders was converted into 8,169,799 shares of Class A Common Stock in the aggregate.

For purposes of determining the number of shares of Class A Common Stock that each of the other VA Stockholders hold of record or may be deemed to beneficially own, and disclosing the same in the preceding paragraph, the Reporting Persons have relied upon information provided to the Reporting Persons on or behalf of third parties and copies of documents sent to the Reporting Persons that have been or will be filed with the SEC by third parties, including the Voting Agreement. Such beneficial ownership disclosed in the preceding paragraph was determined in accordance with the rules and regulations of the SEC and generally includes those persons who have voting or investment power with respect to the subject securities. The Reporting Persons assume no responsibility for any such information or documents, or any information contained in any separate statements of beneficial ownership on Schedule 13D (or any amendments thereto) that any other VA Stockholder may from time to time file pursuant to Rule 13d-1(k)(2) under the Act and containing information required of such VA Stockholder with respect to the Voting Agreement arrangements described in this Item 5 or any related matters.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 9, 2018, Crestview III LLC and Crestview III LP entered into a Side Letter (as amended, the “Side Letter”) by and between Crestview III LLC, Crestview III LP, MPAC and Matlin & Partners Acquisition Sponsor LLC (the “Sponsor”), pursuant to which the Sponsor agreed to transfer an aggregate of 125,000 shares of Class A Common Stock to Crestview III LP and Crestview III LLC (the “Sponsor Transferred Shares”). The Sponsor Transferred Shares were to be held by the Sponsor until the satisfaction of certain vesting conditions described in the Side Letter, however, on July 3, 2019 the Sponsor transferred the Sponsor Transferred Shares to Crestview III LP and Crestview III LLC in connection with the winding up of Sponsor’s operations and pursuant to the First Amendment to the Side Letter, a copy of which is attached hereto as Exhibit 10. The Sponsor Transferred Shares remain subject to the vesting conditions described in the Side Letter, a copy of which is being incorporated by reference as Exhibit 5.

Concurrently with the closing of the PIK Note Offering, each of the Crestview Parties entered into the Letter Agreement, dated June 24, 2021 (the “Preemptive Rights Letter Agreement”) with the Issuer. Pursuant to the Preemptive Rights Letter Agreement, the Issuer agreed that, from the time that the Crestview Parties no longer hold any shares of Series B Preferred Stock until the Crestview Parties’ “Pro Rata Share” (as defined below) is less than 10%, in the event the Issuer makes any issuance that is not a public offering of any shares of (i) preferred stock, (ii) Class A Common Stock or (iii) other security that is convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire Class A Common Stock, then, subject to certain exceptions, the Crestview Parties will be afforded the opportunity to acquire from the Issuer for the same price and on the same terms as such securities are proposed to be offered to other purchasers, up to their Pro Rata Share of such new securities. The term “Pro Rata Share” as used in the Preemptive Rights Letter Agreement refers to the percentage ownership that is obtained by dividing the number of shares of Class A Common Stock beneficially owned by the Crestview Parties and their affiliates on a fully-diluted basis by the total number of the Class A Common Stock beneficially owned by all holders of Class A Common Stock on a fully-diluted basis; provided that “fully-diluted” shall only take into account the shares of Class A Common Stock issuable upon the conversion of the Series A Preferred Stock, Series B Preferred Stock and PIK Notes as well as the shares of Class A Common Stock exchangeable for shares of Class B Common Stock.

On June 25, 2021, the Crestview Parties and the Issuer entered into an a First Amendment to the PIK Note Purchase Agreement (the “First NPA Amendment”) with AG Energy Funding, LLC (“AG”) pursuant to which the Issuer sold an additional $38,000,000 in aggregate principal amount of PIK Notes to AG. In connection therewith, on June 25, 2021, (i) the parties to the PIK Note Registration Rights Agreement entered into an amendment thereto (the “PIK Note RRA Amendment”) in order to join AG as a party to the PIK Note Registration Rights Agreement and increase the number of “Registrable Securities” thereunder to include additional shares of Class A Common Stock issued or issuable upon conversion of the then outstanding PIK Notes and any PIK Notes that may be issued in the future, and (ii) the Crestview Parties and AG entered into a Letter Agreement (the “Series A Letter Agreement”) pursuant to which AG provided the Crestview Parties with a right of first refusal to purchase certain of AG’s shares of Series A Preferred Stock.

On August 11, 2021, the Issuer entered into a Second Amendment to the PIK Note Purchase Agreement (the “Second NPA Amendment”) with the Crestview Parties and other purchasers party thereto. The Second NPA Amendment makes certain clarifications to the Exchange PIK Notes to (i) provide that the adjustments to the Conversion Price set forth in Section 6(d)(ii) and Section 6(d)(iii) of the Exchange PIK Notes will apply in the event of any reverse stock split by the Issuer, and (ii) replace all references to the “Nasdaq’s listing rules” and the “applicable NASDAQ rules” in Section 7 of the Exchange PIK Notes with references to the “applicable rules of the Trading Market on which the Class A Common Stock is then traded, including, if applicable, either of the OTCQB marketplace or the OTCQX marketplace of the OTC Markets Group.”

On September 14, 2021 the Issuer entered into an amendment to the Series B Registration Rights Agreement (the “Series B Registration Rights Amendment”) with the holders of a majority of the outstanding “Registrable Securities” thereunder. The Series B Registration Rights Amendment provides that the Issuer will file an additional resale registration statement on or before November 30, 2021 in order to register the Additional Conversion Shares not covered for resale on the Issuer’s registration statement on Form S-3, which was declared effective by the Securities Exchange Commission on August 28, 2020.

On March 1, 2022, the Crestview Parties and the Issuer entered into an amendment to the 2022 Warrant Registration Rights Agreement (the “Warrant RRA Amendment”) with the initial holders of the March 2022 Warrants in order to join such holders as parties to the 2022 Warrant Registration Rights Agreement and increase the number of “Registrable Securities” thereunder to include additional shares of Class A Common Stock issued or issuable upon exercise or exchange of the March 2022 Warrants.

Concurrently with the execution of the 2022 Merger Agreement, ProFrac entered into a Voting Agreement dated June 21, 2022 (the “Voting Agreement”) with Crestview GP, the Crestview Parties and certain other stockholders of the Issuer party thereto (collectively, the “VA Stockholders”). Pursuant to the terms and conditions set forth in the Voting Agreement, among other things, each VA Stockholder agreed, during the period beginning upon execution of the Voting Agreement and ending at the Expiration Time (as defined below) (the “VA Term”), to vote or cause to be voted all shares of Class A Common Stock that such VA Stockholder beneficially owns, or acquires beneficial ownership of during the VA Term (such shares, the “VA Shares”), as follows: (i) in favor of (A) the 2022 Merger Agreement, the Merger and the other transactions contemplated by the 2022 Merger Agreement, and any other proposals related thereto, and (B) any proposal to adjourn or postpone the Stockholders’ Meeting to a later date if there are not sufficient votes to approve the Merger; and (ii) against (A) any contract relating to a Company Acquisition Proposal (as defined in the 2022 Merger Agreement), or any of the transactions contemplated thereby, (B) any action, proposal, transaction or agreement that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the 2022 Merger Agreement or of such VA Stockholder under the Voting Agreement, (2) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of ProFrac’s, the Issuer’s or Merger Sub’s respective conditions under the 2022 Merger Agreement or (3) change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s organizational documents), in each case, subject to certain exceptions specified in the Voting Agreement (the obligations, covenants and restrictions of each VA Stockholder described above, the “Stockholder Voting Obligations”).

The terms of the Voting Agreement provide that, in the event the board of directors of the Issuer makes a Company Adverse Recommendation Change (as defined in the 2022 Merger Agreement) in accordance with the 2022 Merger Agreement, the Stockholder Voting Obligations will be modified such that the VA Shares for which a vote is required to be made in accordance with the Stockholder Voting Obligations will refer only to such number of shares of Class A Common Stock that at the time of such vote would represent, in the aggregate, 35% of the total voting power of the outstanding shares of Class A Common Stock at such time (a “Voting Reduction”), with any

Voting Reduction to apply to each VA Stockholder pro rata in accordance with the number of VA Shares held by such VA Stockholder as compared to the other VA Stockholders.

On the terms and subject to the conditions of the Voting Agreement, among other things, each VA Stockholder has also agreed to not (i) during the VA Term, (A) transfer, sell or otherwise dispose of or encumber any of its VA Shares or (B) enter into any contract, option or other agreement with respect to, or consent to, any such disposition of or encumbrance on any of its VA Shares or such VA Stockholder’s voting or economic interest in any of its VA Shares; (ii) assert or perfect, and to waive, any rights of appraisal or rights to dissent in connection with the Merger; (iii) commence or participate in any action, suit, investigation or proceeding against ProFrac, the Issuer or any of their respective subsidiaries or successors that challenges the validity of, or seeks to enjoy or delay, the Merger Agreement Closing; or (iv) allege a breach of any duty of the board of directors of the Issuer, or of ProFrac or Merger Sub, in connection with the 2022 Merger Agreement, the Voting Agreement or the transactions contemplated thereby, to the extent permitted under applicable law. (the “Expiration Time”)

The Voting Agreement contains customary representations and warranties from the parties thereto. The Voting Agreement will terminate in accordance with its terms (i) with respect to all of the parties thereto, upon the earliest to occur of the date on which (a) the Company Stockholder Approval is obtained; (b) the 2022 Merger Agreement is terminated in accordance with its terms; and (c) the Voting Agreement is terminated by mutual written consent of all of the parties thereto; and (ii) with respect to any VA Stockholder, the earlier to occur of the date on which (a) any modification, waiver or amendment to the 2022 Merger Agreement is effected without the consent of such VA Stockholder that (x) decreases the amount or changes the form of consideration payable to all of the stockholders of the Issuer pursuant to the terms of the 2022 Merger Agreement as in effect on June 21, 2022 or (y) otherwise materially adversely affects the interests of such VA Stockholder or the other stockholders of the Issuer; and (b) the End Date is extended (other than as provided for in the 2022 Merger Agreement) without the prior written consent of such VA Stockholder.

Concurrently with the execution of the 2022 Merger Agreement, Crestview Lender, each of the other Term Loan C Lenders and the Loan Parties entered into a Letter Agreement, dated June 21, 2022 (the “PIK Interest Letter Agreement”), pursuant to which, among other things, each Term Loan C Lender covenanted and agreed that, with respect to Interest (as defined in the Credit Agreement) accruing and becoming due and payable on its applicable Term C Loans under Credit Agreement on and after June 30, 2022 (“Subject Interest”), such Term Loan C Lender (i) would not (A) pursue any claim or (B) seek, demand or request any payment, return, exchange or other recovery, in each case, solely on account of any Subject Interest and (ii) would waive, reject and/or return to the Loan Parties, as applicable, (A) any offered or distributed payment solely on account of any Subject Interest or (B) the proceeds of any return, exchange or other recovery described in the foregoing clause (i). The terms of the PIK Interest Letter Agreement further provide that, notwithstanding such covenants and agreements, Subject Interest shall continue to accrue in accordance with the Credit Agreement unless and until the Credit Agreement is waived, amended or otherwise modified in accordance with its terms.

Concurrently with the execution of the 2022 Merger Agreement, the Crestview Parties entered into a Letter Agreement, dated June 21, 2022 (the “Nasdaq Letter Agreement”), by and among the Crestview Parties, the Issuer, ProFrac and Merger Sub, pursuant to which, among other things, in the event that the Class A Common Stock would be reasonably expected to be delisted from Nasdaq prior to the Merger Agreement Closing, the parties have agreed to cooperate with one another and take such actions in good faith as are necessary in order to restructure or otherwise modify the legal substance of the transactions contemplated by the 2022 Merger Agreement in order to for the result of such transactions to achieve, as closely and to the fullest extent possible, the same economic effect for each party thereto as was originally contemplated by the 2022 Merger Agreement.

The foregoing descriptions of the Side Letter, the First Amendment to the Side Letter, the Preemptive Rights Letter Agreement, the First NPA Amendment, the PIK Note RRA Amendment, the Series A Letter Agreement, the Second NPA Amendment, the Series B Registration Rights Amendment, the Warrant RRA Amendment, the Voting Agreement, the PIK Interest Letter Agreement and the Nasdaq Letter Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 5, 10, 14, 16, 17, 18, 19, 20, 24, 29, 30 and 31, respectively, in Item 7 of this Statement and are incorporated herein by reference.

Except as otherwise described in this Statement and the agreements incorporated by reference herein and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the entities named in Item 2 and between such entities and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement by and among the Reporting Persons dated as of September 9, 2018 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019).
2	Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matlin & Partners Acquisition Corporation on July 16, 2018).
3	Crestview Subscription Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., Crestview III USWS, L.P., Crestview III USWS TE, LLC and, solely for purposes described therein, the entities named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Matlin & Partners Acquisition Corporation on July 16, 2018).
4	Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by among the Issuer and the holders named therein (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 16, 2018).
5	Side Letter, dated as of November 9, 2018, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on November 19, 2018).
6	Purchase Agreement, dated May 23, 2019, by and among the Issuer, the Crestview Parties and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
7	Certificate of Designations, dated May 24, 2019, of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
8	Warrant Agreement, dated May 24, 2019, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
9	Registration Rights Agreement, dated May 24, 2019, by and among the Crestview Parties, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
10	First Amendment to the Side Letter, dated as of July 3, 2019, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation (now known as U.S. Well Services, Inc.) and Matlin & Partners Acquisition Sponsor LLC (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by the Reporting Persons on November 12, 2019).
11	Purchase Agreement, dated March 31, 2020, by and among the Issuer, the Crestview Parties and the other parties thereto (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed by the Reporting Persons on April 2, 2020).
12	Registration Rights Agreement, dated April 1, 2020, by and among the Crestview Parties, the Issuer and the other parties thereto (incorporated by reference to Exhibit 13 to the Schedule 13D/A filed by the Reporting Persons on April 2, 2020).
13	Note Purchase Agreement, dated June 24, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).

Exhibit	Description
14	Letter Agreement, dated June 24, 2021, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC and the Issuer (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by the Reporting Persons on June 29, 2021).
15	Registration Rights Agreement, dated June 24, 2021, by and among the Crestview III USWS, L.P., Crestview III USWS TE, LLC, the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
16	First Amendment to Note Purchase Agreement, dated June 25, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
17	First Amendment to Registration Rights Agreement, dated June 25, 2021, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC, the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
18	Letter Agreement, dated June 24, 2021, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC and AG Energy Funding, LLC (incorporated by reference to Exhibit 20 to the Schedule 13D/A filed by the Reporting Persons on June 29, 2021).
19	Second Amendment to Note Purchase Agreement, dated August 11, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 13, 2021).
20	Second Amendment to Amended and Restated Registration Rights Agreement, dated September 14, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 17, 2021).
21	Consent and Sixth Amendment to the Senior Secured Term Loan Credit Agreement, dated February 28, 2022, by and among U.S. Well Services, LLC, as borrower, the Issuer and all the other subsidiaries of the Issuer, as guarantors, CLMG Corp., as administrative and collateral agent, and certain other financial institutions.
22	Warrant Agreement, dated February 28, 2022, between the Issuer and Continental Stock Transfer & Trust Company.
23	Registration Rights Agreement, dated February 28, 2022, by and among the Crestview Parties, the Issuer and the other parties thereto.
24	First Amendment to Registration Rights Agreement, dated as of March 1, 2022, by and among the Crestview Parties, the Issuer and the other parties thereto.
25	Agreement and Plan of Merger, dated June 21, 2022, by and among the Issuer, ProFrac Holding Corp. and Thunderclap Merger Sub I, Inc.
26	Form of First Amendment to the Series A Certificate of Designations.
27	Form of First Amendment to Convertible Senior Secured (Third Lien) PIK Note.
28	Warrant Purchase Agreement, dated June 21, 2022, by and among ProFrac Holding Corp., Crestview III USWS, L.P., Crestview III USWS TE, LLC, THRC Holdings, LP and the other parties thereto.
29	Voting Agreement, dated June 21, 2022, by and among ProFrac Holding Corp., Crestview III USWS, L.P., Crestview III USWS TE, LLC and the other parties thereto.
30	Letter Agreement, dated June 21, 2022, by and among the Issuer, Crestview III USWS Holdings 2, L.P. and the other parties thereto.
31	Letter Agreement, dated June 21, 2022, by and among the Issuer, ProFrac Holding Corp., Thunderclap Merger Sub I, Inc., Crestview III USWS, L.P., Crestview III USWS TE, LLC and THRC Holdings, LP.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: June 23, 2022

CRESTVIEW PARTNERS III GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS, L.P.

By:	Crestview III USWS GenPar, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS TE, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel